UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on activities in Búzios and Albacora

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Rio de Janeiro, May 11, 2020 – Petróleo Brasileiro S.A. – Petrobras confirmed oil of excellent quality in the Southeast area of the Búzios field and greater potential in the pre-salt of the Albacora field.

POÇO 9-BUZ-39DA-RJS

Located in the Southeast area of the Búzios field, in the Santos Basin pre-salt, 210 km from Rio de Janeiro, the well has a water depth of 2,108 meters. This well is in the drilling process and have already been identified 208 meters of reservoirs, confirming oil with the same quality as the oil produced today in this field. The oil, of excellent quality and compatible with others wells in this field, was proven through tests carried out from 5,400 meters depth.

The Búzios field is covered by the largest seismic data volume of the nodes type in the world, whose technology is among the most modern for the construction of three-dimensional images of high resolution in oil reservoirs, allowing to optimize the productivity and profitability of this field.

Petrobras is the operator (90%) of the consortium in the Búzios field, in partnership with CNOOC (5%) and CNODC (5%). The excess volumes from the Búzios field were acquired at an auction held on November 6, 2019.

POÇO 9-AB-135D-RJS

Located in the Albacora field, inside the Plano de Avaliação de Descoberta (PAD) of Forno area, in the Campos Basin pre-salt, 184 km from Macaé, Rio de Janeiro, the well has a water depth of 450 meters. The Discovery consists of approximately 214 meters of reservoirs, with the presence of light oil, proven through tests carried out from 4,630 meters depth.

Petrobras is the operator (100%) of the Albacora field and will continue the PAD for this area.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 11, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer